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                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company:The Seagram Company Ltd.
                                                       Commission File No.1-2275
                                                                and

                                                 Subject Company:Canal Plus S.A.
                                                      Commission File No.82-2270

                                                                October 12, 2000


       THE FOLLOWING IS A PRESS RELEASE DISSEMINATED ON OCTOBER 12,2000


                                VIVENDI UNIVERSAL

                                   ===========

                               INVESTOR CONFERENCE

                            FINANCIALS AND SYNERGIES


PARIS, FRANCE, OCTOBER 12, 2000 - Today, Vivendi, Seagram and Canal+ are holding an Investor Conference in Paris to present the strategic rationale behind the creation of Vivendi Universal, as the Company is to be called after the pending combination of the three companies. The conference is being chaired by Vivendi Chairman and Chief Executive Officer Jean-Marie Messier, joined by Seagram President and Chief Executive Officer Edgar Bronfman, Jr., and Canal+ Chief Executive Officer, Pierre Lescure.

"Vivendi Universal will be a global Company for the Digital Age," said Vivendi Chairman and Chief Executive Officer Jean-Marie Messier. He continued, "Vivendi Universal will be a consumer-focused, performance driven, values-based global media and communications company. Our vision is to be the world's preferred creator and provider of personalized information, entertainment and services to consumers anywhere, at any time, and across all distribution platforms and devices."

"We felt we owed our shareholders and the financial analysts an in-depth presentation of the key components and growth potential of the new company," added Edgar Bronfman, Jr., who will be Vice-Chairman of the new group.

The conference, which continues tomorrow in Paris, is an opportunity for more than 30 senior managers of the combined entity to present their business units and the synergies expected from the three-way combination.

"IDEALLY POSITIONED FOR THE DIGITAL CONVERGENCE" - Jean-Marie Messier, Edgar Bronfman, Jr., and Pierre Lescure have all expressed their confidence in Vivendi Universal. "The Company will have the perfect mix of assets, combining rich global and local content (Music, Publishing and Films) with state-of-the-art interactive distribution channels (Mobile telephony, Pay-TV, international channels, Internet portals, etc.) to seize growth opportunities in all its markets," declared Jean-Marie Messier.

"The combination of experienced international management skills and a solid balance sheet with strong cash-flow generation will allow us to thrive in the new Global Media industry," added Edgar Bronfman, Jr.

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Jean-Marie Messier, Edgar Bronfman, Jr., and Pierre Lescure outlined the potential impact of synergies, divisional growth forecasts, and announced additional senior management appointments.


SYNERGIES - Vivendi Universal continues to express its confidence in the prospects for the combined Company. As working groups involving representatives of all business units have assessed hundreds of operational opportunities, a list of numerous synergies has been validated and the divisional management teams have fixed the following targets:

   - Cost synergies are expected to contribute a positive incremental 420 million euros to the consolidated pro-forma EBITDA for 2002. The main areas identified to achieve these cost reductions encompass functional overheads, logistics, purchasing policy and IT expenses;

   - Revenue synergies have been estimated at 200 million euros in 2002 and above 400 million euros in 2003, through a series of cross-divisional initiatives to include:

             - Cross-content combinations: group-owned contents will be systematically available across t he range of group-owned distribution assets, e.g. film characters for games, game themes for theme parks;

             - Music/Cegetel Mobile services: beyond improvement of current audiotel services, new functionalities and new services will be created such as: music communities, mailbox personalization, ring tone services;

             - Vizzavi/Universal Music opportunities: Vizzavi can widen the opportunities to listen to Universal music - and Universal music and film can enhance Vizzavi's features to drive adoption; Music CDs will be used to ramp up registration and traffic, and, in the future, they will offer the opportunity to access Vizzavi customized portals with artist features;

             - Loyalty programs: the loyalty tokens called Flips as created by
               Flipside.com, the online-game subsidiary of Havas Interactive, will be extended to a number of services and products of Vivendi Universal; and

             - Canal+/Universal Studios projects: the close nature of the businesses -- film production, distribution, thematic channels -- open virtually unlimited cooperation prospects.

FINANCIALS - Jean-Marie Messier has announced that Vivendi Universal's consolidated pro-forma revenues in the communications group are expected to amount to 24.6 billion euros in calendar year 2000. Consolidated pro-forma revenue growth over the 2000-02 period is expected to reach 10 percent per annum as:

   - Content divisions (Music, Publishing, Filmed Entertainment) are expected to grow at between 6 percent and 7 percent per annum overall;

   - Access divisions (Canal+, Telecoms) overall at between 15 percent and 20 percent per annum, reflecting growing penetration rates in all their markets; and

   - Internet activities are estimated to grow dramatically over the period to reach significant weight by 2002 (VivendiNet, Vizzavi, and USAi's Internet businesses).

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The pro-forma revenue contribution for 2000 of each division is expected to be as follows on a consolidated basis:

     Music                                       6.6 billion euros
     Publishing                                  3.5 billion euros
     Filmed Entertainment1                       4.6 billion euros
     Canal+                                      4.0 billion euros
     Telecoms                                    5.8 billion euros

     Total                                       24.6 billion euros

     Significant non-consolidated activities are expected to amount as follows (figures for 100 percent):


     Vizzavi  (50 percent)                       n.a.
     Recreation affiliates1                      1.2 billion euros
     USAi (43 percent)                           4.6 billion euros    (market consensus)
     Xfera (31.5 percent)                        n.a.
     BSkyB                                       3.4 billion euros    (market consensus)


Vivendi Universal is targeting a consolidated pro-forma EBITDA for 2000 of approximately 3.5 billion euros in 2000 for the communications business. The breakdown is as follows:


     Music                                       1.1 billion euros
     Publishing                                  0.5 billion euros
     Filmed Entertainment                        0.3 billion euros
     Canal+                                      0.4 billion euros
     Telecoms                                    1.3 billion euros
     Internet                                    (0.1) billion euros

     Total                                       3.5 billion1 euros    (3.2 billion euros after
                                                                       including holding contribution)

     Significant non-consolidated activities are expected to amount as follows (figures for 100 percent):

     Recreation affiliates                       0.2 billion euros
     USAi (43 percent)                           0.8 billion euros
     BSkyB                                       0.4 billion euros

--------
1    Including consolidated Recreation operations (theme parks)

2 50 percent of Universal Orlando, 24 percent of Universal Studios Japan, 37 percent of Port Aventura, Orlando resorts

3    3.2 billion euros after corporate expenses of -0.3 billion euros




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The group expects the consolidated pro-forma EBITDA to grow at more than 35 percent per annum on average over the 2000-2002 period, with the following divisional contributions:

   - Content businesses are expected to enjoy solid stable growth at overall 12 percent per annum;

   - Access divisions are expected to leverage revenue growth dynamics in a fixed cost environment, and are expected to have overall growth of more than 35 percent per annum (taking into account current expectations of Cegetel and Canal+ growth);

   - Aggregation (Internet) and synergies to progressively and significantly enhance organic growth of content and access divisions; and

   - Synergy impact.


Vivendi Universal expects that Free Cash Flow generation will be strong, especially from the Content businesses: consolidated Free Cash Flow (excluding UMTS and disposals, including financing costs and dividends) is expected to reach 0.8 billion euros in 2001 and 2.1 billion euros in 2002 (before restructuring costs estimated at 0.6 billion euros -- 0.4 billion euros after tax -- in 2001 only).

The Free Cash Flow will finance internal growth of access and aggregation divisions: UMTS networks in France and Spain, as well as the development of Vizzavi (in which Vivendi's share of anticipated funding is estimated at between 0.6 billion euros and 0.8 billion euros). The group also expects to derive significant proceeds from disposals, estimated at over 4 billion euros for the period.

Limited debt exposure - Vivendi Universal's debt in communication will be very limited; Vivendi Communication being in debt for a net pro-forma of 1.2 billion euros, and the proceeds of Seagram's Spirits and Wine business being expected to offset Seagram's net debt.

The shareholder equity of the group will amount to an estimated 57 billion euros (French GAAP, more in U.S. GAAP) after the closing of the three-way combination.


MANAGEMENT RESPONSIBILITIES - Jean-Marie Messier will be Chairman and Chief Executive Offic er, Edgar Bronfman, Jr., Vice-Chairman, and Eric Licoys and Pierre Lescure will be Co-Chief Operating Officers.

Eric Licoys, as Co-COO, has been made responsible for the delivery and implementation of all synergies of the group. Agnes Touraine will, consequently, become Chief Executive Officer of Havas, while Eric Licoys will remain non-executive Chairman.

A number of additional functional appointments have already been made, and the group has also announced that it is to appoint a Customer Relationship Manager and a Chief Information Officer. These two positions are expected to be filled by executives with international experience, therefore contributing to the internationalization of the management team.

These decisions will allow the group to better seize forthcoming opportunities across the range of its businesses on a global basis.

The new management team of Vivendi Universal will repeat its presentation in New York City on Tuesday, October 17th, to North American investors and analysts.

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IMPORTANT LEGAL DISCLAIMER

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS RELEASE ADDRESS THE BUSINESS COMBINATION OF VIVENDI, CANAL+ AND SEAGRAM. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+ AND SEAGRAM BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE COMBINATION; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM SHAREHOLDERS TO APPROVE THE COMBINATION; THE RISK THAT SEAGRAM WILL BE UNABLE TO EFFECT THE DISPOSITION OF ITS SPIRITS & WINE BUSINESS OR EFFECT SUCH DISPOSITION ON SATISFACTORY TERMS AND CONDITIONS; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASE COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. NONE OF VIVENDI, CANAL+ OR SEAGRAM UNDERTAKES ANY OBLIGATION TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BY VIVENDI, CANAL+ AND SEAGRAM. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY VIVENDI, CANAL+ AND SEAGRAM WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VIVENDI, CANAL+ AND SEAGRAM. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PRESS RELEASE RELATING TO THE TRANSACTION FILED WITH THE COMMISSION BY EACH OF VIVENDI AND SEAGRAM, ON JUNE 20, 2000.

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